UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

GLG Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
37929X 107
(CUSIP Number)
Sage Summit LP
c/o GLG Partners, Inc.
399 Park Avenue, 38th Floor
New York, NY 10022
Attention: Alejandro San Miguel, Esq.
General Counsel and Corporate Secretary
(212) 224-7200

with a copy to:

Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
Attention: Sey-Hyo Lee, Esq.
(212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 14, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	2	of	9	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sage Summit LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	37929X 107	SCHEDULE 13D	Page	3	of	9	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sage Summit Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	37929X 107	SCHEDULE 13D	Page	4	of	9	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mount Granite Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	37929X 107	SCHEDULE 13D	Page	5	of	9	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lavender Heights Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	37929X 107	SCHEDULE 13D	Page	6	of	9	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mount Garnet Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	37929X 107	SCHEDULE 13D	Page	7	of	9	Pages
Item 1. Security and Issuer.
     This Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D dated November 2, 2007 (the “Schedule 13D”), jointly filed by Sage Summit LP, Sage Summit Limited, Lavender Heights Capital LP, Mount Garnet Limited and Mount Granite Limited (each a “Reporting Person”), relates to (1) shares of common stock, par value $.0001 per share (the “Common Stock”), of GLG Partners, Inc. (the “Company”), (2) shares of Series A voting preferred stock, par value $0.0001 per share, of the Company (“Series A Preferred Stock”), (3) Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands company and subsidiary of the Company (“Exchangeable Shares”) and (4) the Company’s 5.00% dollar-denominated convertible subordinated notes due May 15, 2014 (the “Notes”), which were previously exchangeable for or convertible into shares of Common Stock. The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the “Exchangeable Securities”.
     This Amendment No. 7 is being filed in connection with the consummation of the transactions contemplated by each of the Merger Agreement and Share Exchange Agreement (each as described below), and to update Items 4 and 5 below.
     Unless otherwise defined in this Amendment No. 7, capitalized terms have the meanings set forth in the Schedule 13D.
     The Company’s principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.
Item 4. Purpose of Transaction.
     Item 4 is amended to include the following information:
     On June 21, 2010, Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Blue Hill Trust, entered into an unconditional rescindable purchase agreement with Sage Summit LP, and Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of the Green Hill Trust, entered into an unconditional rescindable purchase agreement with Lavender Heights Capital LP (collectively, the “Purchase Agreements”) and acquired from Sage Summit LP and Lavender Heights Capital LP (collectively, “the LPs”) 8,460,854 shares and 5,640,570 shares of Common Stock, respectively, in exchange for a deferred payment obligation. Each LP’s right to rescind its Purchase Agreement with the respective Trust and reacquire the shares of Common Stock expired upon consummation of the transactions contemplated by each of the Merger Agreement and the Share Exchange Agreement (described below) on October 14, 2010.
     On October 14, 2010, the acquisition of the Company by Man Group plc (“Man”) was completed through two concurrent transactions: a cash merger under an Agreement and Plan of Merger dated as of May 17, 2010, as amended (the “Merger Agreement”), among Man, Escalator Sub 1 Inc. (“Merger Sub”) and the Company; and a share exchange under a Share Exchange Agreement dated as of May 17, 2010 (the “Share Exchange Agreement”) among Man and Noam

CUSIP No.	37929X 107	SCHEDULE 13D	Page	8	of	9	Pages
Gottesman, Pierre Lagrange and Emmanuel Roman, together with their related trusts and affiliated entities, two limited partnerships that held shares for the benefit of key personnel who are participants in the Company’s equity participation plans and the permitted transferees of such limited partnerships. Pursuant to the Merger Agreement, on October 14, 2010, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Man (the “Merger”).
     Pursuant to the Share Exchange Agreement, the Selling Stockholders exchanged their shares of Common Stock (subject to certain exceptions and after exchanging the Exchangeable Securities for shares of Common Stock) for ordinary shares of Man at an exchange ratio of 1.0856 ordinary shares of Man per share of Common Stock.
     As described below, each of the Voting Agreement and the Voting and Support Agreement was terminated on October 14, 2010.
     Following the terminations of the Voting Agreement and the Voting and Support Agreement, none of the Reporting Persons has any beneficial ownership of equity securities of the Company.
Item 5. Interest in Securities of the Issuer.
     Item 5 is amended to include the following information:
(a)	See Items 11 and 13 of each cover page to this Amendment No. 7

(b)	See Items 7 through 10 of each cover page to this Amendment No. 7
     Section E of Item 5 is hereby amended as follows:
     As of October 14, 2010, the Reporting Persons ceased to be the beneficial owners of more than 5% of the equity securities of the Company.
Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.
     On October 14, 2010, the Voting Agreement was terminated in accordance with Section 9.7(ii) of the Voting Agreement as a result of the aggregate number of outstanding shares of Voting Stock owned by the Reporting Persons and the other Voting Agreement Parties ceasing to constitute at least 10% of the voting power of the outstanding shares of capital stock of the Company.
     On October 14, 2010, the Voting and Support Agreement was terminated as of the effective time of the Merger in accordance with Section 4 of the Voting and Support Agreement.
     On October 14, 2010, the Agreement Among Principals and Trustees was amended and terminated effective immediately prior to the share exchange under the Share Exchange Agreement and the GLG Shareholders Agreement was amended and terminated effective as of the effective time of Merger.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	9	of	9	Pages
SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2010	SAGE SUMMIT LP
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

SAGE SUMMIT LIMITED
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

MOUNT GRANITE LIMITED
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

LAVENDER HEIGHTS CAPITAL LP
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

MOUNT GARNET LIMITED
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact